UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marchex Inc.

File No. 000-50658 -- CF# 32174

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Marchex Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed March 14, 2014, as amended on June 25, 2014 and Form 10-Q filed August 11, 2014.

Based on representations by Marchex Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.41 to Form 8-K filed March 14, 2014	through September 19, 2016
Exhibit 10.42 to Form 8-K filed March 14, 2014	through September 19, 2016
Exhibit 10.43 to Form 10-Q filed August 11, 2014	through September 19, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary